08005415

Emeco Holdings Limited

6 October 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC
Mail Processing
Section

OCT 15 2008

Washington, DC
101

Dear Sir/Madam

SUPPL

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –Change in substantial holding - Franklin Resources Inc and affiliates*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

PROCESSED
OCT 17 2008
THOMSON REUTERS

Sincerely

M.Kkptk.

Michael Kirkpatrick
General Manager Corporate Services

Encl

10/16

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	06-Oct-2008
Time	08:24:06
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company
Name/Scheme: Emeco Holdings Limited
ACN/ARBN: 112 188 815

1. Details of substantial holder (1)

Name: Franklin Resources, Inc. and its affiliates
ACN (if applicable): N/A

There was a change in the interests of the substantial holder on: 10/02/2008
The previous notice was given to the company on: 10/02/2008

The previous notice was dated: 10/02/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary Shares	60,080,397	9.52%*	71,479,322	11.32%*

*Based on shares outstanding of 631,237,586

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an association in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change(7)	Class and number of securities affected	Person's votes affected
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 6

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure B, item 7	See Annexure B, item 9	See Annexure B, item 12	See Annexure B, item 3	See Annexure B, item 8, 10 & 13	See Annexure B, item 8

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
NOT APPLICABLE	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See Annexure A

Signature

print name Lori A. Weber

Capacity: Assistant Secretary, Franklin Resources, Inc.

sign here

date October 3, 2008

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Capital Group	1800 Gateway Drive San Mateo, CA 94404
Franklin Agency Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Capital Corporation	47 West 200 South, Suite 500 Salt Lake City, UT 84104-1621
Franklin Advisers Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Bank & Trust, F.S.B.	2302 President's Drive, Suite F Salt Lake City, Utah, UT 84120
Franklin Investment Advisory Services Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403
Templeton Worldwide Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Companies, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Services, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Investor Services, LLC	10600 White Rock Road Rancho Cordova, CA 95670-6032
Franklin Templeton Travel, Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Distributors, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Properties, Inc	1800 Gateway Drive San Mateo, CA 94404
Templeton Funds Annuity Company	700 Central Avenue St. Petersburg, FL 33733
FCC Receivables Corporation	One Franklin Parkway San Mateo, CA 94403
Franklin Receivables, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway Short Hills, NJ 07078
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Templeton Investment Counsel, LLC	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Templeton Asset Management Ltd.	7 Temasek Boulevard #38-03 Suntec Tower One, Singapore, 038987
Franklin Templeton Italia S.G.R.p.A	Corso Italia, 1 20122 Milano, Italy
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Templeton International, Inc.	500 East Broward Boulevard, Suite 2100

	Fort Lauderdale, FL 33394-3091
Franklin Templeton Investment Services GmbH	Mainzer Landstr. 16 D-60325 Frankfurt-am-Main, Germany
Franklin Templeton Switzerland Limited	Bahnhofstrasse 22 CH-8022 Zurich, Switzerland
Franklin Templeton France SA/ Franklin Templeton Asset Management SA	16-18 Avenue George V 75008 Paris, France
Franklin Templeton Investments Corp	5000 Younge Street Toronto, ON, Canada, M2N 0A7
Templeton Heritage Limited	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe 41 Cedar House Avenue P.O. Box HM 1179, Hamilton HM EX, Bermuda
Happy Dragon Holdings Limited	P.O. Box 71, Road Town Tortola, British Virgin Islands
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd. Carmel, CA 93923
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Templeton do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404 Rio de Janeiro, RJ, Brazil
Templeton Research Poland SP.z.o.o	Rondo 1, 29th floor, Rondo ONZ 1, 00-124 Warsaw, Poland
Templeton China Research Limited	18 Floor, North Tower, Shanghai Stock Exchange Building 528 Pudong S. Road, Pudong District, Shanghai 200120, P.R. China
Templeton Asian Direct Investments Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Franklin Templeton International Services S.A.	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor 14-1, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan
Franklin Templeton Global Investors Limited/ Franklin Templeton Investment Management Limited	5 Morrison Street Edinburgh, Scotland EH3 8BH
Franklin Templeton Investment Management Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street Melbourne, Victoria 3000, Australia
Templeton Global Holdings Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Franklin Templeton Holding Limited	C/o Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Services Limited	The Sweepstakes Centre Block C, Ballsbridge, Dublin 4, Ireland
Closed Joint-Stock Company Templeton	16/2 Ulitsa Tverskaya Pushkin Plaza, 5th Floor, 103009 Moscow, Russia
Templeton Global Advisors Limited	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Templeton Asset Management (India) Private Limited	Sakhar Bhavan, 1st Floor 230 Backbay Reclamation, Nariman Point, Mumbai, 400-

Templeton Trustee Services (India) Private Limited	021
Franklin Templeton International Services (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton Investment Management Limited	Transpolis Schiphol Airport Polarisavenue 83G, 2132 JH Hoofddorf, Holland
Templeton Asset Management (Labuan) Limited	Lot H, Level 7 Wisma Oceanic, Jalan OKK Awang Besar 87007 Federal Territory of Labuan, Malaysia
Franklin Templeton Investment Trust Management Co Ltd (Korea)	18th Floor, SKC Building 23-10 Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Templeton Capital Advisors Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Fiduciary Trust Company International	600 5th Avenue, 4th Floor New York, New York 10020
Fiduciary Tax Services, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue New York, New York 10020
Fiduciary International, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Financial Services Corp.	600 5th Avenue New York, New York 10020
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW Suite 330, Washington D.C. 20036
Fiduciary Trust International of Delaware	1220 North Market Street Wilmington, Delaware 19801
Fiduciary Trust International of California	One Franklin Parkway, Building 910, First Floor San Mateo, California 94403
Fiduciary Trust International of the South	San Mateo Office: International Place, 100 S.E. 2nd Street, Suite 2300 Miami, Florida 33131-1101
Fiduciary Trust International of the South	Los Angeles Office: 444 South Flower Street, 32nd Floor, Los Angeles, CA 90071
FTI- Banque Fiduciary Trust	Zurich Representative Office Bahnhofstrasse 22, PO Box, 8022 Zurich, Switzerland
FTI- Banque Fiduciary Trust	World Trade Center II, Route de Pre-Bois 29, Case Postale 156, 1215 Geneva 15, Switzerland
Fiduciary International Ireland Limited	Deloitte & Touche House 29 Earlsfort Terrace, Dublin 2, Ireland
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Fiduciary Trust International Investment Management, Inc.	Kanematsu Bldg., 5th Floor, 2-14-1, Kyobashi, Chuo-ku, Tokyo 104-0031
Franklin Templeton Institutional Asia Limited	Two Pacific Place, Suite 1903, 88 Queensway, Hong Kong
Fiduciary Trust International Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Alternative Strategies, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036

Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
MassMutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby-BBVA Latin American Investors, Ltd.	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Investments LDC	Georgetown, Cayman Islands
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA de Mexico, S. de R.L. de C.V.	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
Emerging Europe Beteiligungsverwaltung GMBH	Dr. Karl Lueger-Ring 10, 1010 Vienna, Austria
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Franklin Templeton Institutional, LLC	One Franklin Parkway, San Mateo, CA 94403-1906
Franklin Templeton AMC Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Pioneer ITI Mutual Fund Private Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Templeton Restructured Investments, LLC	500 E. Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091
TRFI Investments Limited	2-4 Arch Makarios III Avenue, Capital Centre 9th Floor, 1505 Nicosia, Cyprus

This is the annexure of 5 pages marked Annexure A signed by me and dated October 3, 2008.

....

Lori A. Weber, Assistant Secretary

Annexure B
Details of Entitlement and Relevant Interests

1. Date of Change	2. Person Whose Relevant Interest Changed	3. Nature of Change	4. Consideration in AUD$	5. Class and Number of Securities affected	6. Persons votes effected
10/2/2008	Franklin Advisers, Inc.	Acquisition	0.794	49,579	49,579
10/2/2008	Franklin Templeton Investments (Asia) Limited	Acquisition	0.794	11,349,346	11,349,346

7. Holder of Relevant Interest	8. Person's votes	
Franklin Advisers, Inc.	330,041	votes
Franklin Templeton Investments (Asia) Limited	12,401,895	votes
Franklin Templeton Investments Corp.	35,698,169	votes
Templeton Investment Counsel, LLC	23,049,217	votes

9. Registered Holder of Securities	10. Class and Number of Shares		11. Person's votes	
Citibank Melbourne	440,401	Ordinary	440,401	votes
HSBC Bank Australia Ltd.	12,441,943	Ordinary	12,441,943	votes
JPMorgan Chase Bank Sydney	58,596,978	Ordinary	58,596,978	votes

12. Person entitled to be registered as holder	13. Class and Number of Shares		14. Person's votes	
Mutual Funds				
Temp Global Smaller Companies Fund	17,495,152	Ordinary	17,495,152	votes
Templeton Global Smaller Companies Fund C$	22,599,026	Ordinary	22,599,026	votes
FTIF Templeton Global Smaller Companies Fund	2,826,541	Ordinary	2,826,541	votes
Templeton MPF Investment Funds - Asian Balanced Fund	330,041	Ordinary	330,041	votes
FTIT Templeton Foreign Smaller Companies Fund	5,554,065	Ordinary	5,554,065	votes
Templeton MPF Asian Pacific Equity Fund	110,360	Ordinary	110,360	votes
Separate Accounts				
City of Los Angeles Employees' Retirement System	2,169,341	Ordinary	2,169,341	votes
John Hancock Trust International Small Cap Trust	3,763,184	Ordinary	3,763,184	votes
John Hancock Funds II International Small Cap Fund	6,509,418	Ordinary	6,509,418	votes
FT12343	4,959,652	Ordinary	4,959,652	votes
FT12365	3,677,755	Ordinary	3,677,755	votes
FT 12722	1,484,787	Ordinary	1,484,787	votes

This is the annexure of 2 pages marked Annexure B referred to in the Form 604: Notice of change in interests or entitlements of substantial shareholder signed by me and dated October 3, 2008.

....

Lori A. Weber, Assistant Secretary

Emeco Holdings Limited

3 October 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC
Mail Processing
Section

OCT 15 2008

Washington, DC
101

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –Change in substantial holding - Franklin Resources Inc and affiliates*
2. *Market Announcement – Change in substantial holding - The Capital Group Companies Inc*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	03-Oct-2008
Time	08:26:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company
Name/Scheme Emeco Holdings Limited
ACN/ARBN 112 188 815

1. Details of substantial holder (1)

Name Franklin Resources, Inc. and its affiliates
ACN (if applicable) N/A

There was a change in the interests of the substantial holder on 10/01/2008
The previous notice was given to the company on 9/19/2008

The previous notice was dated 9/19/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary Shares	33.210.863	5.26%*	60.080.397	9.52%*

*Based on shares outstanding of 631,237,586

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an association in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change(7)	Class and number of securities affected	Person's votes affected
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 6

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure B, item 7	See Annexure B, item 9	See Annexure B, item 12	See Annexure B, item 3	See Annexure B, item 8, 10 & 13	See Annexure B, item 8

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
NOT APPLICABLE	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See Annexure A

Signature

print name Lori A. Weber

Capacity: Assistant Secretary, Franklin Resources, Inc.

sign here

date October 2, 2008

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Capital Group	1800 Gateway Drive San Mateo, CA 94404
Franklin Agency Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Capital Corporation	47 West 200 South, Suite 500 Salt Lake City, UT 84104-1621
Franklin Advisers Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Bank & Trust, F.S.B.	2302 President's Drive, Suite F Salt Lake City, Utah, UT 84120
Franklin Investment Advisory Services Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403
Templeton Worldwide Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Companies, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Services, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Investor Services, LLC	10600 White Rock Road Rancho Cordova, CA 95670-6032
Franklin Templeton Travel, Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Distributors, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Properties, Inc	1800 Gateway Drive San Mateo, CA 94404
Templeton Funds Annuity Company	700 Central Avenue St. Petersburg, FL 33733
FCC Receivables Corporation	One Franklin Parkway San Mateo, CA 94403
Franklin Receivables, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway Short Hills, NJ 07078
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Templeton Investment Counsel, LLC	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Templeton Asset Management Ltd.	7 Temasek Boulevard #38-03 Suntec Tower One, Singapore, 038987
Franklin Templeton Italia S.G.R.p.A	Corso Italia, 1 20122 Milano, Italy
Franklin Templeton Management Luxembourg SA	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Templeton International, Inc.	500 East Broward Boulevard, Suite 2100

	Fort Lauderdale, FL 33394-3091
Franklin Templeton Investment Services GmbH	Mainzer Landstr. 16 D-60325 Frankfurt-am-Main, Germany
Franklin Templeton Switzerland Limited	Bahnhofstrasse 22 CH-8022 Zurich, Switzerland
Franklin Templeton France SA/ Franklin Templeton Asset Management SA	16-18 Avenue George V 75008 Paris, France
Franklin Templeton Investments Corp	5000 Younge Street Toronto, ON, Canada, M2N 0A7
Templeton Heritage Limited	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe 41 Cedar House Avenue P.O. Box HM 1179, Hamilton HM EX, Bermuda
Happy Dragon Holdings Limited	P.O. Box 71, Road Town Tortola, British Virgin Islands
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd. Carmel, CA 93923
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Templeton do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404 Rio de Janeiro, RJ, Brazil
Templeton Research Poland SP.z.o.o	Rondo 1, 29th floor, Rondo ONZ 1, 00-124 Warsaw, Poland
Templeton China Research Limited	18 Floor, North Tower, Shanghai Stock Exchange Building 528 Pudong S. Road, Pudong District, Shanghai 200120, P.R. China
Templeton Asian Direct Investments Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Franklin Templeton International Services S.A.	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor 14-1, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan
Franklin Templeton Global Investors Limited/ Franklin Templeton Investment Management Limited	5 Morrison Street Edinburgh, Scotland EH3 8BH
Franklin Templeton Investment Management Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street Melbourne, Victoria 3000, Australia
Templeton Global Holdings Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Franklin Templeton Holding Limited	C/o Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Services Limited	The Sweepstakes Centre Block C, Ballsbridge, Dublin 4, Ireland
Closed Joint-Stock Company Templeton	16/2 Ulitsa Tverskaya Pushkin Plaza, 5th Floor, 103009 Moscow, Russia
Templeton Global Advisors Limited	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Templeton Asset Management (India) Private Limited	Sakhar Bhavan, 1st Floor 230 Backbay Reclamation, Nariman Point, Mumbai, 400-

Templeton Trustee Services (India) Private Limited	021
Franklin Templeton International Services (India) Private Limited	Sakhar Bhavan, 1st Floor, 230 Backbay Reclamation, Nariman Point, Mumbai, 400-021
Franklin Templeton Investment Management Limited	Transpolis Schiphol Airport Polarisavenue 83G, 2132 JH Hoofddorf, Holland
Templeton Asset Management (Labuan) Limited	Lot H, Level 7 Wisma Oceanic, Jalan OKK Awang Besar 87007 Federal Territory of Labuan, Malaysia
Franklin Templeton Investment Trust Management Co Ltd (Korea)	18th Floor, SKC Building 23-10 Youido-Dong, Youngdungpo-Gu, Seoul, S. Korea 150-734
Templeton Capital Advisors Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Fiduciary Trust Company International	600 5th Avenue, 4th Floor New York, New York 10020
Fiduciary Tax Services, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue New York, New York 10020
Fiduciary International, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Financial Services Corp.	600 5th Avenue New York, New York 10020
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW Suite 330, Washington D.C. 20036
Fiduciary Trust International of Delaware	1220 North Market Street Wilmington, Delaware 19801
Fiduciary Trust International of California	One Franklin Parkway, Building 910, First Floor San Mateo, California 94403
Fiduciary Trust International of the South	San Mateo Office: International Place, 100 S.E. 2nd Street, Suite 2300 Miami, Florida 33131-1101
Fiduciary Trust International of the South	Los Angeles Office: 444 South Flower Street, 32nd Floor, Los Angeles, CA 90071
FTI- Banque Fiduciary Trust	Zurich Representative Office Bahnhofstrasse 22, PO Box, 8022 Zurich, Switzerland
FTI- Banque Fiduciary Trust	World Trade Center II, Route de Pre-Bois 29, Case Postale 156, 1215 Geneva 15, Switzerland
Fiduciary International Ireland Limited	Deloitte & Touche House 29 Earlsfort Terrace, Dublin 2, Ireland
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Fiduciary Trust International Investment Management, Inc.	Kanematsu Bldg., 5th Floor, 2-14-1, Kyobashi, Chuo-ku, Tokyo 104-0031
Franklin Templeton Institutional Asia Limited	Two Pacific Place, Suite 1903, 88 Queensway, Hong Kong
Fiduciary Trust International Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Alternative Strategies, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036

Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
MassMutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby-BBVA Latin American Investors, Ltd.	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Investments LDC	Georgetown, Cayman Islands
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA de Mexico, S. de R.L. de C.V.	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
Emerging Europe Beteiligungsverwaltung GMBH	Dr. Karl Lueger-Ring 10, 1010 Vienna, Austria
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Franklin Templeton Institutional, LLC	One Franklin Parkway, San Mateo, CA 94403-1906
Franklin Templeton AMC Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Pioneer ITI Mutual Fund Private Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Templeton Restructured Investments, LLC	500 E. Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091
TRFI Investments Limited	2-4 Arch Makarios III Avenue, Capital Centre 9th Floor, 1505 Nicosia, Cyprus

This is the annexure of 5 pages marked Annexure A signed by me and dated October 2, 2008.

....

Lori A. Weber, Assistant Secretary

Annexure B
Details of Entitlement and Relevant Interests

1. Date of Change	2. Person Whose Relevant Interest Changed	3. Nature of Change	4. Consideration in AUD$	5. Class and Number of Securities affected	6. Persons votes effected
9/25/2008	Franklin Templeton Investments Corp.	Acquisition	0.8909	745,270	745,270
9/26/2008	Franklin Templeton Investments Corp.	Acquisition	0.8681	1,602,865	1,602,865
9/30/2008	Franklin Templeton Investments Corp.	Acquisition	0.7995	191,803	191,803
10/1/2008	Franklin Templeton Investments Corp.	Acquisition	0.8148	11,896,354	11,896,354
9/25/2008	Franklin Templeton Investments (Asia) Limited	Acquisition	0.8751	78,175	78,175
9/26/2008	Franklin Templeton Investments (Asia) Limited	Acquisition	0.8681	320,000	320,000
9/29/2008	Franklin Templeton Investments (Asia) Limited	Acquisition	0.8434	546,972	546,972
9/30/2008	Franklin Templeton Investments (Asia) Limited	Acquisition	0.7918	11,632	11,632
9/25/2008	Templeton Investment Counsel, LLC	Acquisition	0.8909	591,600	591,600
9/26/2008	Templeton Investment Counsel, LLC	Acquisition	0.8681	1,277,135	1,277,135
9/30/2008	Templeton Investment Counsel, LLC	Acquisition	0.7995	152,828	152,828
10/1/2008	Templeton Investment Counsel, LLC	Acquisition	0.8148	9,454,900	9,454,900

7. Holder of Relevant Interest	8. Person's votes	
Franklin Advisers, Inc.	280,462	votes
Franklin Templeton Investments (Asia) Limited	1,052,549	votes
Franklin Templeton Investments Corp.	35,698,169	votes
Templeton Investment Counsel, LLC	23,049,217	votes

9. Registered Holder of Securities	10. Class and Number of Shares		11. Person's votes	
Citibank Melbourne	376,232	Ordinary	376,232	votes
HSBC Bank Australia Ltd.	10,272,602	Ordinary	10,272,602	votes
JPMorgan Chase Bank Sydney	49,431,563	Ordinary	49,431,563	votes

12. Person entitled to be registered as holder	13. Class and Number of Shares		14. Person's votes	
Mutual Funds				
Temp Global Smaller Companies Fund	17,495,152	Ordinary	17,495,152	votes
Templeton Global Smaller Companies Fund C$	22,599,026	Ordinary	22,599,026	votes
FTIF Templeton Global Smaller Companies Fund	2,826,541	Ordinary	2,826,541	votes
Templeton MPF Investment Funds - Asian Balanced Fund	280,462	Ordinary	280,462	votes
FTIT Templeton Foreign Smaller Companies Fund P81211	5,554,065	Ordinary	5,554,065	votes
Templeton MPF Asian Pacific Equity Fund	95,770	Ordinary	95,770	votes
Separate Accounts				
John Hancock Trust International Small Cap Trust	3,763,184	Ordinary	3,763,184	votes

John Hancock Funds II - International Small Cap Fund	6,509,418	Ordinary	6,509,418	votes
FT12343	406,201	Ordinary	406,201	votes
FT12365	302,573	Ordinary	302,573	votes
FT12722	248,005	Ordinary	248,005	votes

This is the annexure of 2 pages marked Annexure B referred to in the Form 604: Notice of change in interests or entitlements of substantial shareholder signed by me and dated October 2, 2008.

....

Lori A. Weber, Assistant Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	03-Oct-2008
Time	08:26:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

2 October 2008

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 01 October 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme — Emeco Holdings Ltd

ACN/ARSN —

1. Details of substantial holder(1)

Name — The Capital Group Companies, Inc.

ACN/ARSN (if applicable) — n/a

There was a change in the interests of the substantial holder on — 01 October 2008

The previous notice was given to the company on — 17 April 2008

The previous notice was dated — 16 April 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	73,500,356	11.6438%	49,023,160	7.7662%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/4/2008 to 01/10/2008	The Capital Group Companies, Inc.	Decreased holdings	Average price of 0.8916	24,477,175 Ordinary Shares	24,477,175

See Annexure A dated 16 April 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 01 October 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here

date 02 October 2008

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 1 October 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Emeco Holdings Ltd
1 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	4,051,768	
	44276200	305,372	
	44343400	84,826	
	44353600	558,000	
	44359800	317,600	
	44364700	55,400	
	44373400	386,700	
	44374600	679,500	
	44376000	909,299	
	44800300	56,500	
		7,404,965	
Capital International Limited	43406300	3,865,200	
	43416800	866,392	
	43425300	829,567	
	43426200	2,872,765	
	43426300	4,043,131	
	43426800	1,939,055	
	43426900	3,054,919	
	43487700	248,416	
	43487800	223,146	
		17,942,611	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45426000	3,578,068	
		3,910,440	
Capital International, Inc.	46422100	365,109	
		365,109	
Capital Research and Management Company	11000035	19,400,055	
		19,400,055	

Australia Annexure
Emeco Holdings Ltd
1 October 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**49,023,180**	**7.77%**

Nominee List

Emeco Holdings Ltd

01 October 2008

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	4,051,768
44376000	909,299
46422100	365,109
Total Shares:	5,326,176

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	4,043,131
Total Shares:	4,043,131

JP Morgan Chase Bank

43406300	3,865,200
Total Shares:	3,865,200

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43418800	866,392
43426800	1,939,055
44343400	84,826
44373400	386,700
44374600	679,500
Total Shares:	3,956,473

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	3,054,919
Total Shares:	3,054,919

Westpac Banking Corp

43425300	829,567
43426200	2,872,785

Nominee List

Emeco Holdings Ltd

01 October 2008

Nominee Name

44364700	55,400
45415100	291,672

Total Shares: 4,049,424

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	19,400,055
43487700	248,416
43487800	223,146
44278200	305,372
44353600	558,000
44359800	317,600
44800300	56,500
45415200	40,700
45426000	3,578,068

Total Shares: 24,727,857

END